EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	February 14, 2011

Seabridge Hires Executive Vice President and Chief Operating Officer

Toronto, Canada…Rudi Fronk, President and CEO of Seabridge Gold, announced today that the Company has hired Jay S. Layman, 51, to the new position of Executive Vice President and Chief Operating Officer effective March 1, 2011.

Mr. Layman, as Chief Operating Officer, will be responsible for managing the engineering and design of Seabridge’s two main projects, KSM located in British Columbia, Canada and Courageous Lake located in Canada’s Northwest Territories. Most recently, Mr. Layman was Vice President Solutions and Innovation for Newmont Mining Company where he was responsible for managing Global Technical Services and launching a Global Innovation Department. Functions reporting to him included Mining Engineering, Metallurgy and Process, Geostatistics and Reserves, Economic Geology, Project Engineering, Renewable Energy and Global Exploration, Technology and Solutions. During his employment at Newmont, he was responsible for managing numerous Feasibility Studies and his career includes experience in Business Development, Operations and Finance.

Mr. Fronk noted that Mr. Layman has the ideal experience required to manage the further development of KSM and Courageous Lake. “Jay has a very well-rounded background in all the technical disciplines needed to optimize large projects. He will also work closely with me and the Board to evaluate how to best realize value from these projects, whether through a joint venture or sale.”

Mr. Layman said that he had undertaken an extensive review of Seabridge’s projects, staff and consultants prior to accepting the position. “I am most impressed with Seabridge’s technical team and I am satisfied that KSM and Courageous Lake are two of the best large, undeveloped gold projects anywhere in the world. I look forward to moving these projects forward and helping to optimize their value for our shareholders.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net